

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 7, 2010

Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

> **RE:** **Baby Fox International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-150835**
> **Filed April 23, 2010**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comment

1.   Please note the need to update disclosure throughout your document to reflect the passage of time and changes to your business and business plans. For example, your Management's Discussion and Analysis Overview continues to address your Store Expansion Plan while disclosure elsewhere suggests you are backing away from aggressive store expansion to preserve cash. We further note that you do not appear to have updated your discussions under Certain Relationships and Related

Transactions or Selling Stockholders. This list is non-exhaustive. Please update as appropriate.

Summary of Financial and Operating Information, page 6

2.   Please revise to disclose, consistent with your previous disclosure and comment letter response, that the dividends are payable to Fengling Wang or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

3.   The paragraph beginning "We had 174 stores open …" on page 24 is substantially repeated on page 27. Please revise to consolidate and avoid unnecessary repetition. If your actions or strategy impacts multiple periods, consider moving a general discussion of the action or strategy into the Overview.

Results of Operations, page 23

4.   Please revise your discussion to briefly explain why comparable store sales increased 18% for the three month period ended December 31, 2009 while total sales at existing stores declined during the same timeframe.

5.   Please explain the reason(s) why your bad debt expense increased during the three and six month period and quantify the increase in dollar and percentage terms. Also please clarify whether accounts receivable and bad debt expenses are increasing at a faster rate than your sales in your Liquidity and Capital Resources discussion.

Liquidity and Capital Resources

Comparison of Six Months Ended December 31, 2009 and 2008

Net Cash Provided by (used in) Operating Activities, page 32

6.   We note that you have attributed the increase in accounts receivable from $3,261,343 at June 30, 2009 to $4,934,761 at December 31, 2009 to business expansion and sales increases. However, it appears that the rate of growth in accounts receivable substantially exceeds the increase in sales revenue. Please provide additional disclosure regarding your accounts receivable balance including the expected timing of collections and management's assessment of the collectability of the outstanding balances. Your revised disclosure should also provide a discussion of the steps being taken to improve the timing of collections on your accounts receivable balances.

Mr. Jieming Huang
Chief Executive Officer
Baby Fox International, Inc.
May 7, 2010
p. 3

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008

General

7.   Please note the financial statement updating requirements per Rule 8-08 of
        Regulation S-X, and provide a currently dated consent from your independent
        accountant with any amendments.

Part II

Exhibit 5.1

8.   Please file the consent from Holland & Hart to be named in the registration
        statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 if you have questions
regarding comments on the financial statements and related matters. Questions on other
disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc.   Matthew Chang
Fax: (415) 955-8910